# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Penske Automotive Group, Inc., CIK 0001019849
CUSIP: 70959W103
Title of class of securities: Common Stock (Par Value $0.0001 Per Share)
Address of issuer's principal executive offices: 2555 Telegraph Road, Bloomfield Hills, Michigan (MI), 48302
Date of event which requires filing of this statement: 07/22/2026
Filed by CIK 0000067099
Persons authorized to receive notices and communications: Mr. Toshiyuki Kojima, GM, Light Vehicle Solutions Bus. Div., Mitsui & Co., Ltd., 2-1 Otemachi 1-chome, Chiyoda-ku, Tokyo, Japan (M0), 100-8631, 81-3-3285-1111; Mr. Harumasa Suzuki, SVP, Mitsui & Co. (U.S.A.), Inc., 200 Park Avenue, New York, New York (NY), 10166, 212-878-4000; Ezra Borut, Esq., Debevoise & Plimpton LLP, 66 Hudson Blvd E, New York, New York (NY), 10001, 212-909-6000

## Reporting persons
- Mitsui & Co., Ltd. (CIK 0000067099): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 13,322,205; sole dispositive power 0; shared dispositive power 13,322,205; aggregate amount beneficially owned 13,322,205 (20.3% of the class); the aggregate amount excludes certain shares
  Comment: Rows 11 and 12: To the extent that the parties to the Stockholders Agreement may be deemed to constitute a "group" within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.
  
  Row 13: All percentages are based on 65,749,255 shares of Common Stock issued and outstanding as of April 16, 2026, as set forth in the Issuer's quarterly report on Form 10-Q, filed with the Securities and Exchange Commission (the "SEC") on April 30, 2026.
- Mitsui & Co. (U.S.A.), Inc. (CIK 0001283674): type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 13,322,205; sole dispositive power 0; shared dispositive power 13,322,205; aggregate amount beneficially owned 13,322,205 (20.3% of the class); the aggregate amount excludes certain shares
  Comment: Rows 11 and 12: To the extent that the parties to the Stockholders Agreement may be deemed to constitute a "group" within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.
  
  Row 13: All percentages are based on 65,749,255 shares of Common Stock issued and outstanding as of April 16, 2026, as set forth in the Issuer's quarterly report on Form 10-Q, filed with the SEC on April 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock (Par Value $0.0001 Per Share)
Name of issuer: Penske Automotive Group, Inc.
Address of issuer's principal executive offices: 2555 Telegraph Road, Bloomfield Hills, Michigan (MI), 48302
Comment: This Amendment No. 14 amends and supplements the statement on Schedule 13D initially filed by the Reporting Persons on April 11, 2003, as amended by Amendment No. 1 filed on April 25, 2003, by Amendment No. 2 filed on February 17, 2004, by Amendment No. 3 filed on March 26, 2004, by Amendment No. 4 filed on January 27, 2006, by Amendment No. 5 filed on September 18, 2006, by Amendment No. 6 filed on February 5, 2010, by Amendment No. 7 filed on July 30, 2013, by Amendment No. 8 filed on October 23, 2017, by Amendment No. 9 filed on March 27, 2018, by Amendment No. 10 filed on December 14, 2018, by Amendment No. 11 filed on March 1, 2019, by Amendment No. 12 filed on December 21, 2021, and by Amendment No. 13 filed on June 27, 2025 (the "Statement"). Information reported in the Statement remains in effect except to the extent that it is amended, restated, superseded or supplemented by information contained in this Amendment No. 14. Capitalized terms used and not defined in this Amendment No. 14 shall have the meanings set forth in the Statement.

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2 of the Statement is hereby amended and supplemented as follows:

Information with respect to the directors and executive officers of the Reporting Persons set forth in Annex A to the Statement is hereby amended and restated in its entirety as set forth in Annex A to this Amendment No. 14, which is attached hereto as Exhibit 33 and incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

To finance the transaction contemplated by the Proposal (as defined below), Penske Corporation, acting on behalf of itself and its wholly owned subsidiary Penske Automotive Holdings Corp., and the Reporting Persons (collectively with the Penske Corporation, the "PC-Mitsui Investors") expect to contribute new equity as well as obtain debt financing from one or more third parties. Any third-party financing for the transactions contemplated by the Proposal remains subject to negotiation of definitive agreements on terms acceptable to the PC-Mitsui Investors.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

On July 22, 2026, the PC-Mitsui Investors submitted a non-binding proposal (the "Proposal") to the board of directors of the Issuer (the "Board") to acquire all of the outstanding shares of Common Stock of the Issuer not owned by the PC-Mitsui Investors for $210.00 per share of Common Stock in cash consideration. In Amendment No. 32 to Schedule 13D filed on January 24, 2024 ("Amendment 32") by Penske Corporation and Roger S. Penske (together with Penske Corporation, the "Penske Parties"), the Penske Parties together reported beneficial ownership of 34,427,877 shares of Common Stock. Including the shares of Common Stock reported by the Penske Parties under Amendment 32, the Penske Parties and the Reporting Persons would collectively beneficially own 47,750,082 shares of Common Stock, representing approximately 72.6% of the Common Stock issued and outstanding. The PC-Mitsui Investors directly hold 47,503,326 shares of Common Stock, representing approximately 72.2% of the Common Stock issued and outstanding.

The PC-Mitsui Investors expect that the Proposal will be reviewed, as is customary, by a duly appointed special committee of disinterested and independent directors of the Board (the "Special Committee"), advised by independent legal and financial advisers. The PC-Mitsui Investors stated in the Proposal that they are not interested in selling their shares of Common Stock and intend to remain as long-term stockholders of the Issuer, regardless of the outcome of the Proposal. Any agreement regarding the Proposal would require the approval of the Special Committee.

The Proposal does not create any legal obligations and no such obligations will arise unless and until definitive transaction documentation with the Issuer has been executed and delivered. No binding obligation on the part of the Reporting Persons or any of their affiliates will arise with respect to the filing of this Amendment No. 14. While the Proposal remains under consideration by the Board or any duly appointed committee of the Board, the Reporting Persons and their affiliates expect to respond to inquiries from, and negotiate the terms of the Proposal with, the Board, or any duly appointed committee of the Board, and any of their respective representatives. The Reporting Persons do not intend to provide additional disclosures regarding the Proposal until a definitive agreement has been reached or unless disclosure is otherwise required under applicable U.S. securities laws. The PC-Mitsui Investors expect to engage in discussions and negotiations with potential financing sources and enter into one or more definitive debt commitment letters with third parties.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock from the New York Stock Exchange and other material changes in the Issuer's business or corporate structure.

No assurances can be given that a definitive agreement will be reached or that the transaction contemplated by the Proposal will be consummated. The PC-Mitsui Investors reserve the right to modify or withdraw the Proposal at any time. The Reporting Persons reserve the right to formulate other plans or make other proposals, including to engage advisers to assess the merits of such plans or proposals, which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time. If the transaction contemplated by the Proposal is not consummated, the Reporting Persons and their affiliates will continue to regularly review and assess their investment in the Issuer and, depending on market conditions and other factors, may determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The foregoing description of the Proposal does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such document, which is attached hereto as Exhibit 34.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Statement is hereby amended and supplemented as follows:

The Reporting Persons beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 13,322,205 shares of Common Stock. The Common Stock owned by the Reporting Persons constitutes approximately 20.3% of the Common Stock issued and outstanding, computed on the basis of 65,749,255 shares of Common Stock issued and outstanding as of April 16, 2026, as set forth in the Issuer's quarterly report on Form 10-Q, filed with the SEC on April 30, 2026. To the Reporting Persons' knowledge, other persons named in Item 2 do not beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, any Common Stock.

To the extent that the parties to the Stockholders Agreement may be deemed to constitute a "group" within the meaning of Section 13(d) of the Exchange Act, and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement, the Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.
Number of shares as to which each person has sole or shared power to vote or dispose: Mitsui Japan and Mitsui USA have the shared power to vote (or to direct the vote) and to dispose (or direct the disposition) of 13,322,205 shares of Common Stock.
Transactions in the class effected during the past sixty days: No transactions in the Common Stock were effected during the past sixty days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Statement is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 33 Annex A, dated July 22, 2026.
Exhibit 34 Proposal Letter, dated July 22, 2026, from the PC-Mitsui Investors to the Board.

## Signatures
- Mitsui & Co., Ltd.: */s/ Toshiyuki Kojima, Toshiyuki Kojima/Attorney-in-Fact (07/22/2026)
- Mitsui & Co. (U.S.A.), Inc.: /s/ Harumasa Suzuki, Harumasa Suzuki/Senior Vice President (07/22/2026)
Comment: *Duly authorized under Power of Attorney filed as Exhibit 32 to the Statement.